

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 28, 2015

<u>Via E-mail</u>
Steven L. Brake
Chief Financial Officer
25521 Commercentre Drive, Suite 200
Lake Forest, California 92630

> **Re:    Del Taco Restaurant Properties I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 11, 2015**
> **File No. 000-16191**
>
> **Del Taco Restaurant Properties II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 11, 2015**
> **File No. 000-16190**
>
> **Del Taco Restaurant Properties III**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 11, 2015**
> **File No. 000-16851**
>
> **Del Taco Income Properties IV**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 11, 2015**
> **File No. 033-13437**

Dear Mr. Brake:

We have limited our review of your filings to those issues we have addressed in our comment.  Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

<u>General</u>

1. With a view towards disclosure, please advise as to how Orion Buyer Corp. will finance the Sale Agreement and whether Orion's financing is assured.  If the financing is not

assured, then tell us how you will comply with the disclosure requirements of paragraph (c)(1) of Item 14 of Schedule 14A.  Refer to Instruction 2(a) of Item 14 of Schedule 14A.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-7262 with any questions you may have.


Sincerely,

/s/ Peggy Kim

Peggy Kim
Senior Counsel
Office of Real Estate and
Commodities


cc:     Katherine Blair, Esq.
        Manatt, Phelps & Phillips, LLP